October 2, 2006

Room 4561

Mr. Frank Erhartic, Jr.
Chief Executive Officer
Sitestar Corporation
7109 Timberlake Road Suite 201
Lynchburg, VA 24502

      Re: Sitestar Corporation
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed March 30, 2006
              Form 10-QSB for the Quarterly Period Ended March 31, 2006
              Filed May 16, 2006
              File No. 000-27763

Dear Mr. Erhartic, Jr.:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brad Skinner
                    Accounting Branch Chief